UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 19, 2018

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In the Matter of

Sensory Performance Technology, Inc.
26 E 12th Street
Linden, NJ 07036

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No. 024-10600

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   Sensory Performance Technology, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on September 19, 2018.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

          Brent J. Fields
          Secretary